Father Time, Inc.

3700 Massachusetts Ave NW, Suite 110

Washington, DC 20016

December 9, 2019

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:         Father Time, Inc.

Registration Statement on Form S-1

Filed December 6, 2019

File No. 333-231875

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-1 filed with the U.S. Securities and Exchange Commission on December 6, 2019 be accelerated so that the same will become effective at 5:00PM eastern time on Wednesday December 11, 2019.

Sincerely,

/s/Robert Waligunda

Robert Waligunda

cc: Matthew McMurdo